SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

227443108
(CUSIP Number)

Alan W. Barksdale 2515 McKinney Avenue, Suite 900 Dallas, Texas 75201 214-871-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227443108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Red Mountain Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO/WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,672,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,672,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,672,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Black Rock Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,490,863
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,490,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,490,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan W. Barksdale

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,672,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,672,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,672,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 2 amends the original Schedule 13D and its Amendment No. 1 (together, “Schedule 13D”) previously filed by Red Mountain Resources, Inc. (“Red Mountain”), Black Rock Capital, Inc. (“Black Rock”) and Alan W. Barksdale (“Barksdale”) with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of Cross Border Resources, Inc., a Nevada corporation (the “Issuer”).  Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership calculation reflected in this Schedule 13D is based upon 16,151,946 shares of Common Stock outstanding as of August 8, 2011.

Item 3.  Source of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On October 26, 2011, Red Mountain entered into stock purchase and sale agreements pursuant to which Red Mountain acquired an aggregate of 1,377,193 shares of the Common Stock of the Issuer in exchange for the issuance of 2,754,386 shares of Red Mountain’s common stock.

On November 1, 2011, Red Mountain entered into a stock purchase and sale agreement pursuant to which Red Mountain acquired an aggregate of 637,272 shares of the Common Stock of the Issuer in exchange for the issuance of 1,274,544 shares of Red Mountain’s common stock.

On November 4, 2011, Red Mountain entered into stock purchase and sale agreements pursuant to which Red Mountain acquired an aggregate of 167,332 shares of the Common Stock of the Issuer in exchange for $217,531.60 ($1.30 per share). Red Mountain used its working capital to pay the purchase price.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of Red Mountain and Barksdale is deemed to be the beneficial owner of 6,672,660 shares of the Issuer’s Common Stock, or approximately 36.5% of the Issuer’s outstanding Common Stock.  This represents 2,181,797 shares of Common Stock held by Red Mountain and 2,354,699 shares of Common Stock held by Black Rock, Red Mountain’s wholly owned subsidiary.  This also includes warrants to purchase 2,136,164 shares of Common Stock of the Issuer held by Black Rock which become exercisable on November 26, 2011.  Barksdale is the Chief Executive Officer of Red Mountain and an officer of Black Rock.  As such, Barksdale has the authority to vote the shares of Common Stock on behalf of Red Mountain and Black Rock.

CUSIP No. 227443108	SCHEDULE 13D	Page 6 of 7 Pages

In the past 60 days, Red Mountain effected the transactions described under Item 3 above and such transactions are incorporated by reference herein.

Item 7.  Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

10.6.	Form of Stock Purchase and Sale Agreement between Red Mountain Resources, Inc. and sellers.

10.7	Form of Stock Purchase and Sale Agreement between Red Mountain Resources, Inc. and sellers.

CUSIP No. 227443108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 8, 2011

RED MOUNTAIN RESOURCES, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, CEO

BLACK ROCK CAPITAL, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, President

/s/ Alan W. Barksdale
Alan W. Barksdale